Securities and Exchange Commission, Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

Arkanova Energy Corp.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

040732 109
(CUSIP Number)

     Pierre Mulacek
c/o 305 Camp Craft Road, Suite 525, Austin, TX 78746
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 040732 109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pierre Mulacek
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mr. Mulacek is a citizen of the United States.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,137,500 shares of common stock (1)
	8	SHARED VOTING POWER Nil
	9	SOLE DISPOSITIVE POWER 7,137,500 shares of common stock (1)
	10	SHARED DISPOSITIVE POWER Nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,137,500 shares of common stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) N/A [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.17% (2) based on 54,182,267 shares of common stock issued and outstanding as of September 4, 2014
14	TYPE OF REPORTING PERSON (See Instructions) IN

_____________________________________
1 Includes 5,587,500 shares of common stock and 1,550,000 stock options exercisable within 60 days.
2 Shares of common stock subject to Mr. Mulacek’s options currently exercisable, or or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage ownership by Mr. Mulacek.

This SCHEDULE 13D is being filed on behalf of Pierre Mulacek (the “Reporting Person”) relating to the shares of common stock, par value $0.001 of Arkanova Energy Corp., a corporation existing under the laws of the State of Nevada (the “Issuer”).

Item 1. Security and Issuer

This Statement relates to shares of common stock with $0.001 par value of the Issuer. The principal executive offices of the Issuer are located at 305 Camp Craft Road, Suite 525 Austin, TX 78746.

Item 2. Identity and Background

(a)	Pierre Mulacek

(b)	Mr. Mulacek’s residential address is 1208 Marly Way, Austin, TX 78733

(c)	Mr. Mulacek’s principal occupation is the President, Chief Executive Officer and a Director of the Issuer.

(d)	During the last five years, Mr. Mulacek has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, Mr. Mulacek was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Mulacek’s citizenship is American.

Item 3. Source and Amount of Funds or Other Considerations

Prior to December 2012, the Reporting Person held an aggregate total of 587,500 shares of common stock.

In December 2012, the Reporting Person purchased an aggregate total of 4,000,000 shares of common stock at a price of $0.10 per share for aggregate gross proceeds of $400,000, as detailed below, paid from his personal funds. Since 2012, the Reporting Person has purchased 1,000,000 shares of common stock on August 29, 2014, as detailed below:

Title of Security	Transaction Date	No. of Securities Purchased	Price Per Share or Unit	Balance
common stock	12/14/2012	2,000,000	$0.10	2,587,500
common stock	12/19/2012	1,000,000	$0.10	3,587,500
common stock	12/21/2012	1,000,000	$0.10	4,587,500
common stock	8/29/2014	1,000,000	$0.0498	5,587,500

The Reporting Person has 1,500,000 stock options exercisable within the next 60 days.

Item 4. Purpose of Transaction

The Reporting Person acquired the securities of the Issuer for investment purposes. Depending on market conditions and other factors, the Reporting Person may acquire additional securities of the Issuer as he deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. The Reporting Person also reserves the right to dispose of some or all of the securities in the open market, in privately negotiated transactions to third parties or otherwise.

The Reporting Person expects to evaluate on an ongoing basis his investment in the Issuer, and may from time to time acquire additional or dispose of securities of the Issuer (in each case, depending upon general investment policies, market conditions and other factors) or formulate other purposes, plans or proposals regarding the Issuer or the securities held by the Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors. Any such acquisitions or dispositions may be made, subject to applicable law, in open market transactions, privately negotiated transactions or, in the case of dispositions, pursuant to a registration statement. The Reporting Person may act independently in evaluating and effecting any such transactions.

As of the date hereof, except as described above, the Reporting Person does not have any plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)

Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)

The aggregate number and percentage of common stock of the Issuer beneficially owned by the Reporting Person equals 7,137,500 shares of common stock, or 11.3% of the Issuer, based on 54,182,267 shares of common stock outstanding as of September 4, 2014.

(b)

All of the 7,137,500 shares of common stock are registered in the name of Pierre Mulacek. The Reporting Person hase the sole power to vote or direct the vote, and to dispose or direct the disposition, of 7,137,500 shares of common stock of the Issuer. No person, other than the Reporting Person, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 7,137,500 shares of common stock of the Issuer.

(c)	Other than described above, the Reporting Person has not effected any transaction in the shares of common stock of the Issuer in the past 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, these securities.

(e)	The Reporting Person has not ceased to be beneficial owner of more than 5% of the shares of common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

September 8, 2014

/s/ Pierre Mulacek
Signature

Pierre Mulacek
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001).